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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                   FORM 8-A/A
                                AMENDMENT NO. 4
               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         ROBERT HALF INTERNATIONAL INC.
             (Exact name of Registrant as specified in its charter)

                 DELAWARE                                  94-1648752
     (State or other jurisdiction of                    (I.R.S. Employer
      incorporation or organization)                  Identification No.)

      2884 SAND HILL ROAD, SUITE 200                         94025
          MENLO PARK, CALIFORNIA                           (Zip Code)
 (Address of Principal Executive Offices)

    SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                               NAME OF EXCHANGE
         TITLE OF EACH CLASS                  ON WHICH EACH CLASS
         TO BE SO REGISTERED                  IS TO BE REGISTERED
--------------------------------------  -------------------------------
    Preferred Share Purchase Right          New York Stock Exchange

    SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      None

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED


    Each preferred share purchase right (a "Right") entitles the registered holder to purchase from Robert Half International Inc. (the "Company") one one-hundredth (0.01) of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Preferred Shares"), of the Company at a price of $100 per one one-hundredth of a Preferred Share (the "Purchase Price") effective August 15, 1996, subject to further adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of July 23, 1990, as amended and restated effective April 30, 1997 (the "Rights Agreement") between the Company and The Chase Manhattan Bank, as Rights Agent (the "Rights Agent").


    Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding common stock, par value $0.001 per share (the "Common Shares"), or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of August 8, 1990 (the "Record Date"), by such Common Share certificate.

    The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

    The Rights are not exercisable until the Distribution Date. The Rights will expire on July 23, 2000 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case as described below.

    The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

    The number of outstanding Rights and the number of units of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the even of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

    Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $0.25 per share but (effective August 15, 1996, subject to further adjustment) will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the

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Preferred Shares will be entitled to a minimum preferential liquidation payment of $25 per share but (effective August 15, 1996, subject to further adjustment) will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share (effective August 15, 1996, subject to further adjustment) will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share (effective August 15, 1996, subject to further adjustment) will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

    Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share initially purchasable upon exercise of each Right should approximate the value of one Common Share.

    In the event that after the Rights become exercisable, the Company is acquired in a merger or other business combination transaction with an Acquiring Person or an affiliate thereof or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person or an affiliate thereof, then, unless (i) such merger or business combination transaction is approved by 2/3 of the directors then in office and a majority of the Continuing Directors, and
(ii) the value and nature of the consideration paid in such merger or acquisition is the same as that paid in any previous acquisitions by the acquiror of the Company's stock, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

    In the event that any person or group of affiliated or associated persons becomes the beneficial owner of 15% or more of the outstanding Common Shares (unless such acquisition of shares occurs at a time when Continuing Directors are in office and a majority of the Continuing Directors then in office has determined that the acquisition is both adequate and otherwise in the best interests of the Company and its stockholders), proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares (or cash, other securities or property) having a market value of two times the exercise price of the Right.

    At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share (or a fraction of a Preferred Share having equivalent market value) per Right (subject to adjustment).

    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.


    At any time prior to such time as a person or group of affiliated or associated persons acquire beneficial ownership of 15% or more of the outstanding Common Shares (and, under certain circumstances, thereafter), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), upon the approval of two-thirds of the Directors then in office and a majority of the Continuing Directors. The redemption of the rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise


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the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights are also redeemable under other circumstances as specified in the Rights Agreement.

    The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights upon the approval of two-thirds of the Directors then in office and a majority of the Continuing Directors, subject to certain conditions from and after the Distribution Date, and except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

    Until a Right is exercised, the holder thereof as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

    The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere in any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group becomes an Acquiring Person.


    The Rights Agreement, as amended and restated effective April 30, 1997, is attached hereto as an exhibit. The foregoing description of the Rights and the Rights Agreement is qualified in its entirety by reference to such exhibit. All capitalized terms not defined herein shall have the meanings ascribed to them in the Rights Agreement, as amended.


ITEM 2.  EXHIBITS


    1. Rights Agreement, dated as of July 23, 1990, between the Company and The Chase Manhattan Bank (formerly Manufacturers Hanover Trust Company of California), as amended and restated effective April 30, 1997.


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                                   SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                          ROBERT HALF INTERNATIONAL INC.

DATE: May 1, 1997

                                          By: /s/ STEVEN KAREL
                                             -----------------------------------
                                             Steven Karel
                                             Vice President

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
  EXHIBIT NO.                                         EXHIBIT
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
          1.     Rights Agreement, dated as of July 23, 1990, between the Company and The Chase
                 Manhattan Bank (formerly Manufacturers Hanover Trust Company of California), as
                 amended and restated effective April 30, 1997.


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